PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2011, as well as the annual audited consolidated financial statements for the year ended December 31, 2010 and corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2010, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles “Canadian GAAP”. In accordance with the standard related to first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been restated in accordance with the Company’s IFRS accounting policies. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risks and uncertainties” in the Company’s Annual Information Form dated March 29, 2011 filed on SEDAR.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, and has been derived from internal mine records. This pre-acquisition information is being provided solely to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

This MD&A has been prepared as of November 3, 2011.

Third Quarter Highlights

  San Dimas produced 27,450 gold equivalent ounces¹ during the third quarter 2011 compared to 21,790 gold equivalent ounces in the third quarter 2010;

  San Dimas produced 19,500 ounces of gold and 1.1 million ounces of silver during the third quarter 2011, compared to 18,419 ounces and 1.01 million ounces, respectively, during the third quarter 2010;

  The Company sold 251,159 ounces of silver at spot prices in the third quarter 2011 before reaching the end of the first year of the silver purchase agreement, resulting in $9.8 million of revenue. In total in 2011, the Company sold 511,752 ounces of silver at spot prices for revenue of $18.8 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

  San Dimas incurred total cash costs² of $641 per gold equivalent ounce for the third quarter 2011, compared to $653 per gold equivalent ounce in the third quarter 2010. On a by-product basis, cash costs were $222 per gold ounce for the third quarter 2011, compared to $552 per gold ounce for the third quarter 2010;

  The Company earned net income of $35.1 million ($0.40 per share) for the third quarter 2011, compared to a net loss of $35.6 million ($0.68 per share) for the third quarter 2010. Adjusted net income³ amounted to $5.7 million ($0.06 per share), compared to an adjusted net loss of $12.2 million ($0.23 per share) in the third quarter 2010 ;

  The Company and Northgate Minerals Corporation (“Northgate”) entered into an arrangement agreement on July 12, 2011 to combine their respective businesses. On August 29, 2011 the arrangement agreement was terminated when Northgate received an alternative acquisition proposal that its directors deemed to be superior and Northgate paid the Company a Cdn$25 million break-fee (before transaction costs);

  On July 4, 2011, the Company received a refund (including interest) of $87.2 million of VAT that it had paid on the acquisition of the San Dimas mine and repaid the $70 million term credit facility that had been borrowed to fund the VAT payment;

  On August 15, 2011, Primero commenced trading on the New York Stock Exchange under the symbol “PPP”.

Highlights Subsequent to Third Quarter

  On October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices (See “Recent Corporate Developments” below);

  On October 19, 2011, the Company used its cash resources to prepay 50% or $30 million of the $60 million convertible note held by Goldcorp Inc. due on August 6, 2012.

1

“Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the third quarter 2011 was 139:1 based on the realized prices of $1,668 per ounce of gold and $12.00 per ounce of silver (see “Results of Operations” below).

2

Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non- GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non- GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual charges. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non -GAAP measure – Adjusted net income (loss)” below for a reconciliation of adjusted net income to reported net income.

Overview

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company intends to transition from a single-asset gold producer to an intermediate gold producer in the future. The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January 2011, the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013.

Recent Corporate Developments

Arrangement agreement with Northgate Minerals Corporation

On July 12, 2011, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate. On August 29, 2011, the parties terminated the Arrangement Agreement as Northgate had received a Superior Proposal (as defined in the Arrangement Agreement) from another company. As provided for in the Arrangement Agreement, Northgate paid the Company a termination fee of Cdn$25 million. The Company incurred transaction costs of approximately $7 million in respect of the proposed business combination with Northgate.

VAT refund and $70 million loan repayment

On July 4, 2011, the Company received a refund of $80.6 million of value added tax (“VAT”) which was paid to the Mexican government as part of the San Dimas acquisition in 2010. The Company funded the VAT payment with $10.6 million of cash and a $70 million term credit facility. Interest on the refund and foreign exchange gains due to the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT, the Company repaid all outstanding principal and interest on the term credit facility amounting to $70.1 million, resulting in an increase of $17.1 million in cash resources.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Listing on New York Stock Exchange (“NYSE”)

On August 15, 2011, the Company’s common shares began trading on the NYSE under the trading symbol "PPP". The Company believes the NYSE listing will help it to grow and make progress towards becoming a mid-tier gold producer, improve its visibility, offer its shareholders greater trading liquidity, and broaden its reach to the global capital markets.

Management changes

On October 15, 2011, Renaud Adams joined the Company as Chief Operating Officer. Mr. Adams is an accomplished executive who was most recently a Senior Vice-President at a leading international gold producer, where he oversaw three operating mines producing approximately 400,000 ounces of gold and five million kilograms of niobium annually.

Eduardo Luna announced his retirement as the Company’s Executive Vice President and President, Mexico effective November 30, 2011. Mr. Luna was instrumental in Primero's successful acquisition and integration of the San Dimas mine. He will remain a member of the Company's board of directors and a corporate advisor to the Company following his retirement.

Commencement of advance tax ruling process in Mexico

On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the Company's restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices. When completed, the advance tax ruling process will provide certainty and resolution to the Company's restructuring plan. It will also ensure the Company will avoid tax penalties that could arise should the Mexican tax authorities disagree with the restructuring plan.

Upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement with a subsidiary of Silver Wheaton Corp. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company's provision for income taxes is currently based on sales at spot market prices (see Income taxes below).

The Company's restructuring plan relies on transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of intercompany transactions in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement ("APA"). The APA process is designed to resolve actual or potential transfer pricing disputes in a principled, cooperative manner.

Primero submitted its APA application after preparation of a detailed transfer pricing study. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (assuming they are compliant with applicable transfer pricing requirements). As a result, the Company's Mexican subsidiary intends to record revenue under the silver purchase agreement at the fixed price realized and record income taxes on the same basis. Throughout the APA process, the Company intends to identify the potential tax as a contingent liability which will be described in the notes to its financial statements, and plans to retain access to sufficient cash to satisfy that contingent liability in the event of an unfavourable ruling.

In May 2011 the Company’s Mexican subsidiary had re-filed its 2010 tax return to claim a deduction for 100% of the value of its mineral concessions. This strategy results in a deferral rather than a reduction of taxes. Based on the advice of its advisors, the Company elected to suspend the accelerated depreciation tax initiative during the APA process. As a result of the suspension of this initiative and the APA submission, the subsidiary has re-filed its 2010 tax return reflecting amortization of the mineral concessions over approximately 20 years and revenue under the silver purchase agreement at the fixed price. The Company reserves the right to institute the accelerated depreciation filing in the future.

Convertible note prepayment

On October 19, 2011, the Company repaid 50% or $30 million of the $60 million convertible note held by Goldcorp Inc. due on August 6, 2012. This repayment is not expected to have an impact on the Company's development plans.

The convertible note was issued as part of the San Dimas mine acquisition in August 2010. Since then the Company has generated positive cash flow and built a strong financial position. The Company currently plans to repay the remaining $30 million before maturity from cash, cash flow or a planned credit facility.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Summarized Quarterly and Year-to-Date Data

	Three Months Ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Operating Data ¹
Tonnes of ore milled	186,997	145,893	485,977	443,378
Produced
Gold equivalent (ounces)	27,450	21,790	79,110	75,888
Gold (ounces)	19,500	18,419	59,373	64,258
Silver (million ounces)	1.10	1.01	3.40	3.33
Sold:
Gold equivalent (ounces)	27,633	16,070	78,946	69,636
Gold (ounces)	19,659	12,650	59,002	58,053
Silver (million ounces):	1.11	1.02	3.52	3.31
Average realized prices:
Gold ($/ounce):	$1,668	$1,205	$1,524	$1,159
Silver ($/ounce):	$12.00	$4.04	$8.81	$4.04
Total cash costs (per gold ounce):
Gold equivalent basis	$641	$653	$617	$561
By-product basis	$222	$552	$317	$453

Financial Data ²
(in thousands of US dollars except per share amounts)
Revenues	46,079	18,853	120,897	18,853
Earnings from mine operations	22,170	895	51,805	895
Net income/(loss)	35,066	(35,630)	31,069	(38,348)
Basic and diluted income/(loss) per share	0.40	(0.68)	0.35	(1.92)
Operating cash flows before working capital changes	50,549	(27)	64,468	(2,347)
Assets
Mining interests	485,610	474,327	485,610	474,327
Total assets	619,416	638,001	619,416	638,001
Liabilities
Long-term liabilities	118,191	120,392	118,191	120,392
Total liabilities	153,760	215,383	153,760	215,383
Equity	465,656	422,618	465,656	422,618
Weighted average shares outstanding (basic)(000's)	88,250	52,332	87,980	19,954
Weighted average shares outstanding (diluted)(000's)	88,333	52,332	88,212	19,954

[1]	The San Dimas Mine was acquired by Primero on August 6, 2011. Operating data for the three and nine months ended September 30, 2010 includes results before Primero’s ownership.

[2]

The Company did not have any producing mines before the acquisition of San Dimas. Financial data for the three and nine months ended September 30, 2011 are therefore not comparable to the three and nine months ended September 30, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Review of Operations

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the third quarter 2011 and the preceding four quarters

	Three months ended
	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10
Operating Data ¹
Tonnes of ore milled	186,997	136,464	162,517	168,875	145,893
Average mill head grade (grams/tonne)
Gold	3.35	4.56	4.03	4.01	4.03
Silver	195	259	250	236	227
Average recovery rate (%)
Gold	97%	97%	97%	97%	97%
Silver	94%	94%	94%	94%	94%
Produced
Gold equivalent (ounces)	27,450	27,576	24,083	24,771	21,790
Gold (ounces)	19,500	19,374	20,498	21,171	18,419
Silver (million ounces)	1.10	1.06	1.23	1.21	1.01
Sold
Gold equivalent (ounces)	27,633	26,807	24,506	30,480	16,070
Gold (ounces)	19,659	18,837	20,506	27,329	12,650
Silver @ fixed price (million ounces)	0.86	0.77	1.37	1.06	1.02
Silver @ spot (million ounces)	0.25	0.26	-	-	-
Average realized price (per ounce)
Gold	$1,668	$1,523	$1,387	$1,359	$1,205
Silver²	$12.00	$11.73	$4.04	$4.04	$4.04
Total cash operating costs ($000s)	$17,584	$16,173	$15,031	$15,984	$14,237
Total cash costs (per gold ounce)
Gold equivalent basis	$641	$586	$624	$645	$653
By-product basis	$222	$190	$491	$524	$552

[1]	Primero acquired the San Dimas mine on August 6, 2010 and operating data for the three months ended September 30, 2010 includes results before the Company’s ownership.

[2]

Due to a silver purchase agreement originally entered into in 2004, for the periods before June 30, 2011, all silver produced was sold to Silver Wheaton Caymans at a fixed price. As a result of restructuring the silver purchase agreement, Primero is able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see “Silver purchase agreement” below). The threshold for the 12 month period ended August 6, 2011 was met during the quarter ended June 30, 2011 and the new threshold of 3.5 million was reset on August 5, 2011.

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

As at December 31, 2010, total proven and probable mineral reserves1 were estimated at 886,090 ounces of gold and 62.9 million ounces of silver, based on 5.881 million tonnes at an average grade of 4.69 grams of gold per tonne and 332 grams of silver per tonne. Exploration results in the Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing reserves. The Company anticipates that within five years the Sinaloa Graben will contribute about 50% of production at San Dimas. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver reserves at December 31, 2010.

The total inferred mineral resources estimated as at December 31, 2010, which are in addition to the mineral reserves stated above, were approximately 2.0 million ounces of gold and 179 million ounces of silver, based on 16.853 million tonnes at an average grade of 3.67 grams of gold per tonne and 330 grams of silver per tonne. In addition to the discovery of new resources, San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over the last 30 years.

The Company produced 19,500 ounces of gold and 1.1 million ounces of silver in the third quarter 2011, 6% and 9% higher, respectively, than the third quarter 2010, due to a 28% increase in throughput, partially offset by lower grades (17% lower for gold and 14% lower for silver). The increase in throughput was partly a response to the millworkers strike in April 2011 during which the Company continued underground mining operations and stockpiled ore, which it processed after the mill workers returned to work. Average throughput was 2,033 tonnes per day in the third quarter 2011 compared with 1,586 tonnes per day in the third quarter 2010. The increase in throughput was also designed to compensate for the lower grades in the main production stopes. Throughout 2011, most of the production has come from the deep Central Block area where grades in the Roberta and Robertita veins were below expectations.

_________________________________
1The technical information in respect of the San Dimas Mine has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included in this MD&A with the consent and prior review of Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis and McOuat, who is an independent qualified person. The reserve and resource estimates described in this MD&A were made by Primero and audited by Mr. Velasquez Spring. Information regarding the key assumptions, parameters and methods used to estimate the mineral resources and other information regarding the San Dimas Mine can be found in a report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation”, dated March 11, 2011, prepared by Velasquez Spring, P. Eng and Gordon Watts, which is available under the Company’s profile on SEDAR at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Gold and silver production in the third quarter 2011 was 1% and 4%, respectively, higher than the second quarter 2011 due mainly to higher throughput. Throughput in the second quarter was impacted by the millworkers strike, which resulted in 30 days lost production. The 37% increase in throughput in the third quarter was offset by approximately 25% decreased gold and silver grades The Company has reviewed the historical mine planning and exploration procedures at San Dimas and identified areas of improvement, including increased delineation drilling, that it believes will lead to better grade control and the attainment of more consistent production targets in the future.

Total cash costs on a gold equivalent basis in the third quarter 2011 were $641 per ounce compared with $653 per ounce in the third quarter 2010. The impact of selling a portion of silver production at spot prices increased gold equivalent ounces by 26% in the third quarter 2011, however, this was offset by a 24% increase in cash production costs. The main cost increases were in personnel due to new hires and higher wages and benefits, cyanide because of a global shortage and power due to the below average rainy season that reduced power from the Company’s hydro generating facility and required power to be purchased off the grid. In addition, a higher proportion of exploration expenditures were incurred in the main production areas of the mine rather than future production areas, so relatively more exploration costs were expensed in 2011. On a by-product basis, the benefit of silver spot sales reduced total cash costs to $222 per gold ounce in the third quarter 2011 from $552 per gold ounce in the third quarter 2010. Total cash costs on a gold equivalent basis and bi-product basis were 9% and 17%, respectively, higher in the third quarter 2011 than the second quarter 2011, due mainly to the impact of the millworkers strike, which decreased operating costs in the second quarter.

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas Mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matters are the completion of registration of security interest against each lot and the permit to operate the aircraft. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”) The Company is working to acquire its own carrier licence.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Outlook

The Company announced in September that as a result of a month long strike and lower than anticipated gold grades it was revising its operating outlook for 2011.

Original and revised guidance for 2011 is as follows:

	Original outlook 2011	Revised outlook 2011
Gold equivalent production (gold equivalent ounces)	110,000-120,000	100,000-110,000
Gold production (ounces)	90,000-100,000	80,000 - 85,000
Silver production (ounces)	4,500,000-5,000,000	4,500,000 - 5,000,000
Silver spot sales by Primero² ³ (ounces)	500,000-750,000	500,000 - 525,000
Total cash costs (per gold equivalent ounce)	$550 - $570	$610 - $630
Total cash costs - by-product (per gold ounce)	$350 - $370	$340 - $360

[1]	See “Cautionary Statement on Forward-Looking Statement Information” for the assumptions and risks related to the guidance statements

[2]

Concurrent with the acquisition of the San Dimas Mine, the silver purchase agreement was restructured such that for the first four years after the acquisition date, the first 3.5 million ounces of silver produced, plus 50% of the excess over 3.5 million ounces are sold to Silver Wheaton Caymans at a fixed price and the remaining 50% are available to be sold by Primero at market prices. After the fourth year, the threshold increases from 3.5 million ounces to 6 million ounces (see “Silver purchase agreement” below).

[3]	The Company sold 511,752 ounces of silver at spot prices before the threshold on the silver purchase agreement was re-set on August 6, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Results of Operations

Three months ended September 30, 2011 compared with three months ended September 30, 2010

	For the three months ended
In thousands of US dollars except per share amounts	September 30
	2011	2010
	$	$
Revenue	46,079	18,853
Operating expenses	(16,987)	(15,956)
Depreciation and depletion	(6,922)	(2,002)
Total cost of sales	(23,909)	(17,958)
Earnings from mine operations	22,170	895
General and administration	(4,454)	(7,454)
Other income (expense)	18,721	(20,047)
Foreign exchange gain/(loss)	1,247	(591)
Finance income	856	116
Finance expense	(2,125)	(2,331)
Gain/(loss) on derivative contracts	(2,283)	(2,280)
Income (loss) before income taxes	34,132	(31,692)
Income taxes	934	(3,938)
Net income (loss) for the period	35,066	(35,630)
Income (loss) per share	0.40	(0.68)
Weighted average number of common shares outstanding - basic	88,249,831	52,331,873
Weighted average number of common shares outstanding - diluted	88,333,119	52,331,873

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for the third quarter 2010 therefore only include results from operations for 55 days out of 92 days in the quarter.

The Company earned net income of $35.1 million ($0.40 per share) in the third quarter 2011, compared with a net loss of $35.6 million ($0.68 per share) in the third quarter 2010. Adjusted net income for the third quarter 2011 was $5.7 million ($0.06 per share), compared to an adjusted net loss of $12.2 million ($0.23 per share) in the third quarter 2010.

Revenue

Revenue was $46.1 million in the third quarter 2011 as a result of selling 19,659 ounces of gold at an average price of $1,668 per ounce, and 1.11 million ounces of silver at an average realized price of $12.00 per ounce. Upon the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). In the third quarter 2011, the Company sold 856,659 ounces of silver at fixed prices and 251,159 ounces of silver at an average spot price of $39.03 per ounce. Revenue in the third quarter 2010 (after the August 6 acquisition date of the San Dimas mine) was $18.9 million, derived from selling 11,845 ounces of gold at an average price of $1,257 per ounce and 0.98 million ounces of silver, all at a fixed price of $4.04 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement (the “Internal SPA”) to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton Corp., Silver Trading entered into an agreement (the “External SPA”) to sell all of the San Dimas Mine’s silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The Company was required to assume these two agreements when it acquired the San Dimas Mine.

The Internal SPA and External SPA were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original cash payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

On October 11, 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA.

Expenses

Operating expenses

Operating expenses were $17.0 million in the third quarter 2011 compared to $16.0 million in the same period in 2010. Operating expenses includes non-cash share based payments related to options granted to mine site employees of $0.5 million and $1.7 million in the third quarter 2011 and third quarter 2010, respectively. Total cash costs per gold ounce were $641 and $222, respectively, on a gold equivalent and by-product basis in the third quarter 2011 compared $653 and $552 in the same period in 2010. The decrease in total cash costs per ounce in the third quarter 2011 was mainly due to selling 251,159 ounces of silver at spot prices after reaching the 3.5 million ounce threshold under the silver purchase agreement in the second quarter 2011 and before the threshold was re-set on August 6, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Depreciation and depletion expense

The depreciation and depletion expense was $6.9 million in the third quarter 2011, compared to $2.0 million in the third quarter 2010 due mainly to a full three months of gold production in 2011 versus 55 days in 2010. The Company depletes its mineral assets on a units-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. Since acquisition of the San Dimas Mine by the Company, the portion of resources used in the depletion calculation has been 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves.

Earnings from mine operations

Earnings from mine operations were $22.2 million in the third quarter 2011, compared to $0.9 million in the third quarter 2010 due mainly to the timing of the acquisition of the San Dimas mine part way through the 2010 period and to the sale of silver at spot prices during the 2011 period. The operating margin was considerably higher in the third quarter 2011 at 48%, compared to 5% in the same period in 2010.

General and administration expenses

General and administration expenses were $4.5 million for the three months ended September 30, 2011, compared to $7.5 million in the same period in 2010.

Share-based payments for corporate personnel were $1.3 million for the third quarter 2011, compared to $5.0 million in the same period in 2010 as share-based payments are charged using the grading method resulting in the expense being weighted more heavily closer to the grant date. Other general and administration expenses (excluding share-based payments) were $3.2 million for the three months ended September 30, 2011, compared to $2.5 million for the same period in 2010 mainly due to employee hires after the third quarter 2010 and expenses related to the Company’s strategic initiatives.

Finance expense

Finance expense was $2.1 million for the three months ended September 30, 2011, compared to $2.3 million in the same period in 2010. The third quarter 2011 expense includes $0.7 million of accretion expense related to the convertible debt (charged until August 6, 2011, at which point the debt was fully accreted), compared to $1.0 million in the third quarter 2010. In addition, for the three months ended September 30, 2011, $0.1 million of accretion related to the decommissioning liability was included within finance expense, the same amount as in the third quarter 2010. The remaining expense related to interest accrued on the promissory note, VAT loan and convertible debt all issued on the acquisition of the San Dimas Mine (see “Liquidity and Capital Resources” below). The VAT loan was repaid on July 4, 2011, explaining the lower interest expense as compared to prior quarters.

Foreign exchange

The Company recorded a gain on foreign exchange of $1.2 million in the third quarter 2011, compared to a loss of $0.6 million in the same period in 2010. The foreign exchange gain in the third quarter 2011 was due primarily to gains on peso-denominated accounts payable as the US dollar strengthened against the peso significantly during the quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Other income (expense)

Other income during the third quarter 2011 comprised a break-fee of Cdn$25 million received from Northgate upon termination of the Arrangement Agreement (see “Recent Corporate Developments” above). The Company incurred $7.0 million of transaction costs in connection with the proposed business combination with Northgate, mainly being fees for financial advisory and legal services. Other expenses for the third quarter 2010 include $7.7 million of transaction costs related to the acquisition of the San Dimas Mine and $12.5 million to settle a legal claim. While the Company denied liability for the claim, it elected to settle the alleged claim without admitting liability.

Loss on derivative contracts

The Company recorded a loss on derivative contracts of $2.3 million in the third quarter 2011, the same amount as in the third quarter 2010. As disclosed above, silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company's provision for income taxes has been based on sales at spot market prices. In order to mitigate its negative leverage to silver, in March 2011 the Company purchased call options on 1,204,000 ounces of silver at a strike price of $39 per ounce to cover two-thirds of the estimated silver sales under the silver purchase agreement over the six months from April 1, 2011 to September 30, 2011. Then in September 2011, the Company purchased additional call options on 1,489,400 ounces of silver at a strike price of US$49 on 30% of silver production expected to be sold under its silver purchase agreement over the period from October 1, 2011 to September 30, 2012. By covering 30% of expected sales under the silver purchase agreement, these call options were designed to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price.

The loss in the third quarter 2011 comprised realized losses of $0.7 million on the sale or expiry of silver call option contracts purchased by the Company in March 2011, and unrealized losses of $2.6 million on unexpired call option contracts purchased in September 2011. An unrealized loss of $1.1 million was recognized at June 30, 2011 and reversed in the third quarter 2011, resulting in a net loss in the third quarter 2011 of $2.3 million.

The loss of $2.3 million in the third quarter 2010 was a mark-to-market adjustment to the fair value of the embedded derivative separated from the convertible note.

Income taxes

Income taxes were a recovery of $0.9 million for the third quarter 2011 compared with an expense of $3.9 million in the third quarter 2010. The recovery during the third quarter 2011 was due mainly to a foreign exchange loss on a US dollar denominated intercompany loan held by the Company’s Mexican subsidiary, which resulted in an $11.4 million reduction in taxes. In Mexico, foreign denominated loans are translated into pesos each month and unrealized gains and losses are recognized in taxable income. The intercompany loan was converted into pesos on September 26, 2011, thereby eliminating future taxable foreign exchange gains and losses. Excluding this unrealized foreign exchange loss, the tax expense for the quarter would have been $10.5 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The income taxes relate mainly to operations in Mexico. Up to September 30, 2010, the Company has computed income taxes in Mexico based on selling silver under the Internal SPA at market prices. The Company’s Barbadian subsidiary, Silver Trading, has incurred losses since it has purchased silver at market prices under the Internal SPA and sold silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices under the External SPA, however, there is no tax benefit to these losses as Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company has recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. Notwithstanding the amended Internal SPA, the Company has filed an application for an advance pricing agreement in Mexico, at the conclusion of which the Mexican tax authorities will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the Internal SPA (see “Recent Corporate Developments - Commencement of advance tax ruling process in Mexico” above).

The effective tax rate (excluding the foreign exchange loss for which the Company recognized a tax recovery of $11.4 million) in the second and third quarter 2011 has fallen as compared to prior quarters (since the Company purchased the Mine), as a result of the Company reaching the 3.5 million ounce threshold under the silver purchase agreement and selling 260,593 ounces and 251,159 ounces of silver at spot prices in the second and third quarters, respectively (see “Revenue” above).

Nine months ended September 30, 2011 compared with nine months ended September 30, 2010

	For the nine months ended
In thousands of US dollars except per share amounts	September 30
	2011	2010
	$	$
Revenue	120,897	18,853
Operating expenses	(49,020)	(15,956)
Depreciation and depletion	(20,072)	(2,002)
Total cost of sales	(69,092)	(17,958)
Earnings from mine operations	51,805	895
General and administration	(13,806)	(8,409)
Foreign exchange gain/(loss)	4,634	(589)
Finance income	4,002	116
Finance expense	(8,976)	(2,331)
Gain (loss) on derivative contracts	(385)	(2,280)
Other income (expenses)	18,535	(21,812)
Income (loss) before income taxes	55,809	(34,410)
Income taxes	(24,740)	(3,938)
Net income (loss) for the period	31,069	(38,348)
Income (loss) per share	0.35	(1.92)
Weighted average number of common shares outstanding - basic	87,980,377	19,954,244
Weighted average number of common shares outstanding - diluted	88,212,457	19,954,244

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for the nine months ended September 30, 2011 are therefore not comparable to the same period in 2010.

The Company earned net income of $31.1 million ($0.35 per share) in the nine months ended September 30, 2011, compared with a net loss of $38.4 million ($1.92 per share) in the same period in 2010. Adjusted net income for the nine months ended September 30, 2011 was $2.0 million ($0.02 per share), compared to an adjusted net loss of $13.2 million ($0.66 per share) for the same period in 2010. Non-cash share-based payment expense of $6.6 million ($0.07 per share) and $7.1 million ($0.36 per share), has not been excluded in calculating adjusted net income (loss) for the nine months ending September 30, 2011 and 2010, respectively.

Revenue

Revenue was $120.9 million in the nine months ended September 30, 2011 as a result of selling 59,002 ounces of gold at an average price of $1,524 per ounce, and 3.52 million ounces of silver at an average realized price of $8.81 per ounce. Revenue in the nine months ended September 30, 2010, during which Primero owned the San Dimas mine for 55 days, was $18.9 million. As discussed above, in the third quarter 2011, until August 5, the Company continued to sell 50% of silver production at spot prices; in total in 2011, the Company sold 511,752 ounces at an average spot price of $36.77 per ounce.

Expenses

Operating expenses

Operating expenses were $49.0 million in the nine months ended September 30, 2011 compared to $16.0 million in the same period in 2010 (during which the Company owned the mine for 55 days). Operating expenses included $1.6 million and $1.7 million in 2011 and 2010, respectively, of share-based payments related to options and phantom share units granted to mine site employees. Total cash costs per gold ounce for the nine months ended September 30, 2011 were $617 and $317, respectively, on a gold equivalent and by-product basis as compared to $561 and $453 in the same period in 2010. The decrease in by-product cash costs in 2011 was mainly due to selling 511,752 ounces of silver at spot prices, after the Company met the 3.5 million ounce threshold under the silver purchase agreement in June 2011 and before the threshold was re-set in August 2011.

Depreciation and depletion expense

The depreciation and depletion expense was $20.1 million in the nine months ended September 30, 2011, compared to $2.0 million in the same period in 2010 as a result of higher production from a full period of operations in 2011 versus 55 days of operations in 2010.

Earnings from mine operations

Earnings from mine operations were $51.8 million for the nine months ended September 30, 2011, compared to $0.9 million in the same period in 2010 when the Company had 55 days of operations.

General and administration expenses

General and administration expenses were $13.8 million for the nine months ended September 30, 2011, compared to $8.4 million in the same period in 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Share-based payments for corporate personnel were $5.0 million for the nine months ending September 30, 2011, compared to $5.4 million in the same period in 2010. Most of the expense in both years was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the acquisition of the San Dimas Mine. Other general and administration expenses were $8.8 million for the nine months ended September 30, 2011, compared to $3.0 million for the same period in 2010. The lower expense in 2010 was mainly due to employee hiring and incurring office and administration costs part way through the period in anticipation of acquiring the San Dimas Mine in August 2010. In addition, expenses in 2011 include $1.4 million related to the Company’s strategic initiatives.

Finance expense

Finance expense was $9.0 million for the nine months ended September 30, 2011, compared to $2.3 million in the same period in 2010. The 2011 amount included $4.2 million of accretion expense related to the convertible debt and $0.3 million of accretion related to the decommissioning liability. The remaining expense relates to interest accrued on the promissory note, VAT loan and convertible debt all issued on the acquisition of the San Dimas Mine (see “Liquidity and Capital Resources” below). Finance expense in 2010 was comprised of $1.0 million of accretion relating to the convertible debt, and $1.3 million relating to interest accrued on the promissory note, VAT loan and convertible debt.

Foreign exchange

The Company recorded a gain on foreign exchange of $4.6 million in the nine months ended September 30, 2011, compared to a foreign exchange loss of $0.6 million in the same period in 2010. The gain in 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso appreciated against the US dollar between the beginning of the period and the repayment of the VAT by the Mexican tax authorities in July 2011.

Other income (expense)

Other income during the nine months ended September 30, 2011 related to a break-fee of Cdn$25 million received from Northgate upon termination of the Arrangement Agreement (see “Recent Corporate Developments” above), net of $7.1 million of transaction costs related to the proposed business combination with Northgate and $0.2 million of transaction costs related to the acquisition of the San Dimas mine. Other expenses for the same period in 2010 include $9.4 of transaction costs related to the acquisition of the San Dimas Mine and $12.5 million to settle an alleged legal claim.

Loss on derivative contracts

The Company recorded a loss on derivative contracts of $0.4 million in the nine months ended September 30, 2011, compared with a loss of $2.3 million in the same period in 2010. The 2011 loss comprised a realized loss of $0.3 million on the sale of silver call option contracts (net of losses on expired contracts), an unrealized loss on unexpired call option contracts of $2.6 million and an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note.

The loss of $2.3 million in the prior year was due to mark-to-market adjustments to the fair value of the embedded derivative separated from the convertible note.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Income taxes

Income taxes were $24.7 million for the nine months ended September 30, 2011 compared with $3.9 million in the same period in 2010. The income taxes relate mainly to operations in Mexico which the Company did not own until August 2010.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Selected Quarterly Financial Data

The following table provides summary unaudited financial data for the last eight quarters.

(in thousand of US$ except for per
share amounts and operating data)	2011			2010				2009¹
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	46,079	40,830	33,988	41,425	18,853	-	-	-
Net income (loss)	35,066	3,897	(7,895)	6,893	(35,630)	(2,401)	(318)	(333)
Income (loss) per share	0.40	0.04	(0.09)	0.08	(0.68)	(0.80)	(0.11)	(0.11)
Operating cash flow before w orking capital changes	50,549	21,456	(1,521)	14,044	(27)	(2,162)	(159)	(318)
Cash and cash equivalents	107,227	63,629	65,380	58,298	55,007	636	1,011	1,018
Total assets	619,416	672,898	658,044	656,733	638,001	934	1,367	2,800
Long-term liabilities	118,191	140,271	114,850	114,329	120,392	-
Equity	465,656	430,070	424,769	430,046	422,618	(771)	1,226	2,630
Gold produced (ounces)	19,500	19,374	20,498	21,171	10,772	-	-	-
Gold sold (ounces)	19,659	18,837	20,506	27,329	11,845	-	-	-
Average price realized per gold ounce	1,668	1,523	1,387	1,359	1,257		-	-
Cash cost per gold equivalent ounce	641	586	624	645	633	-	-	-
Cash cost per gold ounce, net of silver by-products	222	190	491	524	526	-	-	-
Silver produced (million ounces)	1.10	1.06	1.23	1.21	0.58	-	-	-
Silver sold @ fixed price (million ounces	0.86	0.77	1.37	1.06	0.98	-	-	-
Silver sold @ spot (million ounces)	0.25	0.26	-	-	-	-	-	-

¹ Financial data for periods before January 1, 2010 are presented in accordance with Canadian GAAP (see Transition to IFRS below).

Primero did not own a producing mine until it acquired San Dimas on August 6, 2010. Hence the Company generated no revenue and owned no material assets or held any long-term liabilities until Q3 2010, and then only for part of that quarter. Revenue in Q3 2010 reflected 55 days of operations compared with 92 days in Q4 2010, 88 days in Q1 2011 and 61 days in Q2, 2011 (two days of operations were lost in Q1 2011 and 30 days in Q2, 2011 due to the millworkers strike). The decrease in by-product cash costs per gold ounce in Q2 and Q3 2011 was mainly due to the impact of realizing a portion of silver sales at spot prices after exceeding the 3.5 million ounce annual threshold in the silver purchase agreement. The threshold is tied to the anniversary date of the acquisition of the mine (i.e., August 6 to the following August 5).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Non – GAAP measure – Total cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

			Three & Nine
	Three months ended	Nine months ended	months ended
	September 30	September 30	September 30
	2011	2011	2010¹
Operating expenses per the consolidated financial statements ($000's)	16,987	49,020	15,956
Share-based payment included in operating expenses($000's)	(482)	(1,588)	(1,763)
Inventory movements and adjustments ($000's)	1,079	1,356	(6,198)
Total cash operating costs ($000's)	17,584	48,788	7,995
Ounces of gold produced	19,500	59,373	10,772
Gold equivalent ounces of silver produced	7,950	19,737	1,850
Gold equivalent ounces produced	27,450	79,110	12,622
Total cash costs per gold equivalent ounce	$641	$617	$633

Total cash operating costs ($000's)	17,584	48,788	7,995
By-product silver credits ($000's)	(13,257)	(29,960)	(2,325)
Cash costs, net of by-product credits ($000's)	4,327	18,828	5,670
Ounces of gold produced	19,500	59,373	10,772
Total by-product cash costs per gold ounce produced	$222	$317	$526

¹The Company acquired the San Dimas mine in August 2010 and therefore total cash costs were the same for the three and nine months ended September 30, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months		Nine months
	ended September 30		ended September 30
(in thousands of US dollars except per share amounts)	2011	2010	2011	2010
	$	$	$	$
Net income (loss)	35,066	(35,630)	31,069	(38,348)
Loss (gain) on derivative contracts	2,283	2,280	385	2,280
Accretion charged on convertible debt	731	985	4,231	985
Foreign exchange gain and finance income on VAT refund, net of tax	(2,993)	-	(4,620)	-
Reduction in taxes due to foreign exchange loss on intercompany loan	(11,358)	-	(11,358)	-
Break-fee, net of transaction and settlement costs	(18,013)	20,155	(17,755)	21,900
Adjusted net income (loss)	5,716	(12,210)	1,952	(13,183)
Adjusted net income (loss) per share - basic & diluted	0.06	(0.23)	0.02	(0.66)
Weighted average number of common shares outstanding - basic	88,249,831	52,331,873	87,980,337	19,954,244
Weighted average number of common shares outstanding - diluted	88,333,119	52,331,873	88,212,457	19,954,244

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included operating cash flows before working capital changes in this MD&A, which is a non-GAAP performance measure. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the condensed consolidated interim financial statements.

	Three months		Nine months
	ended September		ended
	30		September 30
(in thousands of US dollars)	2011	2010	2011	2010
	$	$	$	$
Cash (used in) provided by operating activities	121,131	(72,395)	140,009	(73,082)
Change in non-cash operating working capital	(70,582)	72,368	(75,541)	70,735
Operating cash flows before working capital changes	50,549	(27)	64,468	(2,347)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Liquidity and Capital Resources for the three and nine months ended September 30, 2011

As at September 30, 2011, the Company had cash of $107.2 million (December 31, 2010 - $58.3 million) and working capital of $92.9 million (December 31, 2010 – working capital of $53.5 million). Net cash flows for the three and nine months ended September 30, 2011 and 2010 are shown below. Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for 2010 therefore only include operations for 55 days.

Three months ended September 30, 2011 compared with three months ended September 30, 2010

	Three months ended
In thousands of US dollars	September 30
	2011	2010
Cash Flow:	$	$
Provided by/(used in) operating activities	121,131	(72,395)
Used in investing activities	(6,815)	(218,162)
Provided by/(used in) financing activities	(70,000)	345,371
Effect of exchange rate changes on cash	(718)	(443)
Increase in cash	43,598	54,371
Cash at beginning of period	63,629	636
Cash at end of period	107,227	55,007

Operating activities

During the three months ended September 30, 2011, the Company’s net cash inflow from operating activities was $121.1 million. The Company recorded net income of $35.1 million, which, adjusted for non-cash items, resulted in cash inflows of $50.5 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $29.6 million and the break-fee from termination of the Northgate arrangement agreement, net of transaction costs, of $18.7 million. The change in non-cash working capital was an inflow of $70.6 million, mainly due to the VAT refund from the Mexican government of $87.2 million, offset by a decrease in payables.

Operating activities used $72.4 million of cash in the third quarter 2010, mainly being the VAT payment that was made on the acquisition of the San Dimas mine in August 2010.

Investing activities

Cash outflows for investing activities were $6.8 million for the three months ended September 30, 2011 compared with $218.2 million in the same period in 2010. The outflow in 2010 included $216 million for the cash portion of the consideration paid to acquire the San Dimas mine in August 2010. The $6.8 million outflow in 2011 and remaining $2.2 million outflow in 2010 were capital expenditures at the San Dimas mine. The majority of these expenditures for both periods were for exploration and underground development. The Company expects to spend approximately $29 million on capital expenditures in 2011, including about $19 million for underground development and exploration drilling and drifting. The remainder of capital expenditures in 2011 comprise sustaining capital of $8 million and capital projects of $2 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Financing activities

The Company realized an outflow from financing activities of $70 million in the third quarter 2011, being the repayment of the VAT loan. In the third quarter 2010, the Company received an inflow of $345.4 million, mainly comprising $275 million net proceeds of the equity offering used to fund the purchase of the San Dimas mine and the receipt of the $70 million VAT loan to finance the refundable VAT charged upon the acquisition of the mine.

Nine months ended September 30, 2011 compared with nine months ended September 30, 2010

	Nine months ended
In thousands of US dollars	September 30
	2011	2010
Cash Flow:	$	$
Provided by/(used in) operating activities	140,009	(73,082)
Used in investing activities	(20,930)	(218,162)
Provided by/(used in)financing activities	(68,979)	345,595
Effect of exchange rate changes on cash	(1,171)	(362)
Increase/(decrease) in cash	48,929	53,989
Cash at beginning of period	58,298	1,018
Cash at end of period	107,227	55,007

Operating activities

During the nine months ended September 30, 2011, the Company’s net cash inflow from operating activities was $140.0 million. The Company recorded net income of $31.1 million, which, adjusted for non-cash items, resulted in cash inflows of $64.5 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $73.4 million and the break-fee from termination of the Northgate arrangement agreement, net of transaction costs, of $18.7 million, offset by cash general and administrative costs of $9.2 million and current income taxes of $22.5 million. The change in non-cash working capital was an inflow of $75.5 million mainly due to the VAT refund from the Mexican government of $87.2 million, offset by a decrease in payables.

Operating activities used $73.1 million of cash in the third quarter 2010, mainly being the VAT payment that was made on the acquisition of the San Dimas mine in August 2010.

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provides that there is an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital is defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed in February 2011 that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount was paid to DMSL in the second quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Investing activities

Cash outflows for investing activities were $20.9 million for the nine months ended September 30, 2011 compared with $218.2 million in the same period in 2010. The outflow in 2010 included $216 million for the cash portion of the consideration paid to acquire the San Dimas mine in August 2010. The $20.9 million outflow in 2011 and the remaining $2.2 million outflow in 2010 were capital expenditures at the San Dimas mine. The majority of these expenditures for both periods were for exploration and underground development.

Financing activities

The Company realized an outflow for financing activities of $69.0 million in the nine months ended September 30, 2011, being the repayment of the $70 million VAT loan, net of proceeds of $1.0 million from warrant exercises. In the nine months ended September 30, 2010, the Company received an inflow of $345.6 million, comprising $275 million net proceeds of the equity offering used to fund the purchase of the San Dimas mine, the receipt of the $70 million VAT loan to finance the refundable VAT charged upon the acquisition of the mine and proceeds of $0.6 million from warrant exercises.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL subsequently assigned to Goldcorp on August 6, 2010. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the Note (“Initial Maturity Date”), the convertible note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

On October 19, 2011, the Company used its cash resources to repay $30 million of the Note. The Company plans to repay the remaining $30 million before maturity from cash, cash flow or a planned credit facility.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re-measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to interest expense over the initial one- year term of the debt. As the initial one- year term was reached on August 6, 2011, the derivative component had $nil value at September 30, 2011 and will continue to have $nil value through to the final maturity date of the Note. Accretion relating to the Note for the three and nine months ended September 30, 2011 was $0.7 million and $4.2 million, respectively (2010 - $1.0 million and $1.0 million). At September 30, 2011, the Note was fully accreted.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly- owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax. The credit facility bore interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp guaranteed repayment of the credit facility.

On July 4, 2011, the Company received a refund of the $80.6 million of VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Liquidity Outlook

As at September 30, 2011, net of the $30 million convertible note repayment in October, the Company had working capital of $62.9 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future. The current high commodity price environment would normally be beneficial to a precious metals producer. The recent rise in the price of silver has, however, decreased the Company’s cash flows due to the negative tax consequences of the silver purchase agreement. Everything else being equal, each $1 increase in the market price of silver to be sold to Silver Wheaton Caymans under the silver purchase agreement reduces the Company’s cash flow from sales under the silver purchase agreement by $0.30 per ounce. The Company is committed to mitigating these unfavourable tax consequences and has implemented a number of strategies to achieve this objective. If these strategies are successful, the Company expects that the negative tax effects of the silver purchase agreements will be lessened (or eliminated) and cash flow will be improved.

One of these strategies (commencement of an advance tax ruling process described under “Recent Corporate Developments” above) is a plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. On October 17, 2011, the Company filed an application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price to apply to intercompany sales under the silver purchase agreement. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given they are compliant with applicable transfer pricing requirements). As a result, starting in its year-end 2011 financial statements, the Company's Mexican subsidiary intends to record revenue under the silver purchase agreement at the fixed price realized and record income taxes on the same basis. Throughout the APA process, the Company plans to retain access to sufficient cash to satisfy pay the income taxes that would be assessed in the event of an unfavourable ruling.

The Company’s negative leverage to the silver price was partially offset in the second and third quarters of 2011 by reaching the annual 3.5 million ounce threshold under the silver purchase agreement and beginning to sell 50% of silver production at spot prices. During this period, the Company sold 511,752 ounces of silver at spot prices until August 5, 2011, when the annual threshold was re-set at 3.5 million ounces for the next 12 month period. The Company has also purchased silver call option contracts to its exposure to higher taxes from the silver purchase agreement.

Related party transactions

As discussed above (see “Liquidity and capital resources - Debt” section), the Company has a convertible note and promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp. Goldcorp owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; however no interest was paid during the nine months ended September 30, 2011. On October 19, 2011, the Company repaid $30 million of the $60 million convertible note and $1.1 million of accrued interest. Amounts of $0.6 million and $2.9 million (2010 - $0.4 million and $0.4 million)were paid to DMSL during the three and nine months ended September 30, 2011, respectively, for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Share Capital

Shares Issued
During the three and nine months ended September 30, 2011, the Company issued nil and 492,076 common shares for proceeds of $nil and $1.0 million, respectively, upon the exercise of common share purchase warrants. During the three and nine months ended September 30, 2011, the Company also issued nil and 18,750 common shares, respectively, for proceeds of $53,000, upon the exercise of common share options.

Outstanding share data

Total equity
Total equity as at September 30, 2011 was $465.7 million compared with $430.0 million as at December 31, 2010.

Share capital
As at September 30, 2011 and the date of this MD&A, the Company had 88,249,831 common shares outstanding.

Options
As at September 30, 2011 and the date of this MD&A, the Company had 8,304,490 options outstanding with a weighted average exercise price of Cdn$5.61, of which 5,397,993 options are exercisable.

Common share purchase warrants
As at September 30, 2011 and the date of this MD&A, the Company had a total of 21,276,980 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.96 per share, all of which are exercisable.

Convertible note
As at September 30, 2011, the Company had a $60 million convertible note outstanding due August 12, 2012 (see “Liquidity and capital resources – Debt”). On October 19, 2011, the Company repaid $30 million of the convertible note. The remaining $30 million of the convertible note may be converted, up to the maturity date, at any time by the holder, Goldcorp, at a conversion price of Cdn$6.00 per share. Therefore, if Goldcorp makes such an election, the Company will issue 5,250,000 common shares to Goldcorp. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

As a result of approval by shareholders at its annual general meeting on May 17, 2011, Primero also has the option to convert the note into common shares on the maturity date at a conversion price based on 90% of the volume weighted average price for the five trading days before the maturity date.

Off-balance sheet arrangements

The Company does not currently have any off-balance sheet arrangements.

Changes in Accounting Policies

2011 is Primero’s first reporting year under IFRS. Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following standard may have an impact on the Company: As of January 1, 2013, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Primero’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. The condensed consolidated financial statements of the Company, for the three and nine months ended September 30, 2011 have been prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies listed in Note 2 to the March 31 condensed consolidated interim financial statements available on SEDAR. The principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at September 30, 2010 and its previously published Canadian GAAP total comprehensive loss for the three and nine months ended September 30, 2010 are described in Note 16 to the September 30, 2011 condensed consolidated interim financial statements. Below is a summary of adjustments posted upon transition to IFRS:

Adjustment 1 - 275,000 post-consolidation stock options were awarded in July 2009 which, under both Canadian GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP required the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to share-based payment prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference in the three and nine months ended September 30, 2010 was a decrease in the share-based payment expense of $373 and $708, respectively, as compared to Canadian GAAP.

Adjustment 2 - Upon the transition to IFRS, the Company changed its accounting policy relating to exploration and evaluation expenditures. Under Canadian GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

This change has resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company. There was no impact of this change in the three and nine months ended September 30, 2010.

Adjustment 3 - Under IFRS, the convertible debt held by Goldcorp is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. Under Canadian GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The adjustment booked upon transition to IFRS eliminated the equity portion of $1,675 and recognized a derivative liability of $6,901. Movements in the derivative liability are also recognized in the statement of operations as the derivative liability is marked-to-market at each reporting period. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under Canadian GAAP by $5,226, resulting in a larger accretion expense under IFRS. Additional accretion of $462 was recorded under IFRS in the three and nine months ended September 30, 2010 and a mark-to-market loss of $2,280 was recognized in the same period resulting in a decrease in net income of $2,742.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were relevant to the Company for the first time in 2010, with the acquisition of the San Dimas Mine.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At September 30, 2011, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. This assessment is based on the expected discounted future net cash flows to be generated from the mines. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At September 30, 2011, the Company reviewed its mining properties for impairment and concluded, based on its discounted cash flow models, that there was no impairment.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a liability for a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the units-of-production method.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded at September 30, 2011.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the nine months ended September 30, 2011. At September 30, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At September 30, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Financial instruments

The Company’s financial instruments at September 30, 2011 consist of cash and cash equivalents, trade and other receivables, current derivative assets, trade and other payables, the convertible note and the promissory note.

At September 30, 2011, the carrying amounts of trade and other receivables and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the phantom share plan liability was calculated based on the fair value of the units at the reporting date calculated using the Black Scholes pricing model.

Derivative instruments

The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at September 30, 2011, other than those discussed below.

i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Since acquisition, contracts to purchase 774,000 ounces of silver were sold, resulting in a gain of $nil and $0.6 million for the three and nine months ended September 30, 2011, respectively, and contracts to purchase 430,000 ounces expired, resulting in a realized loss of $0.8 million and $0.9 million, respectively, for the three and nine months ended September 30, 2011 (2010 - $nil). An unrealized loss of $1.1 million was recognized at June 30, 2011, which was reversed in the three months ended September 30, 2011, resulting in a net gain in the third quarter 2011 of $0.3 million, and a net loss of $0.3 million in the nine months ended September 30, 2011. All contracts under the March 18, 2011 purchase had expired by September 30, 2011.

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $1.1 million at September 30, 2011, based on current and available market information. As such, an unrealized marked-to- market loss of $2.6 million has been recognized on these contracts for the three and nine months ended September 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

ii)	Convertible note held by Goldcorp

At September 30, 2011, the fair value of the conversion feature of the convertible note was $nil. This resulted in an unrealized gain on this non-hedge derivative of $nil and $2.6 million, during the three and nine months ended September 30, 2011, respectively (2010 - $2,280 loss and $2,280 loss).

The fair value of the convertible note liability was determined using a statistical model, which contains quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

Risks and uncertainties

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non- related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non- related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2011:

					December 31
	September 30, 2011				2010
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued liabilities (excluding interest)	25,007	-	-	25,007	35,726
Convertible debt and interest	63,600	-	-	63,600	63,600
Promissory note and interest	9,208	54,000	-	63,208	63,208
VAT loan and interest	-	-	-	-	71,540
Minimum rental and operating lease payments	636	719	-	1,355	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064	17,064
Commitment to purchase plant and equipment	569	-	-	569	1,733
	99,020	54,719	17,064	170,803	255,532

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by Goldcorp is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

During the three and nine months ended September 30, 2011, the Company recognized a gain of $1.2 million and $4.6 million respectively on foreign exchange (three and nine months ended September 30, 2010 - loss of $0.6 million and $0.6 million, respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. In March and September 2011, the Company entered into a series of call options to purchase silver at pre-determined US dollar amounts in order to protect against the adverse tax consequences of increasing silver prices (see “Financial instruments – derivative instruments” and “Silver purchase agreement” above) while at the same time exposing the Company to incremental profits from a potential rise in silver prices.

Other risks and uncertainties

There were no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company`s foreign operations, government regulations and environmental regulation, as described in the 2010 year end MD&A and the Company’s 2010 Annual Information Form.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

Internal controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to the Company’s IFRS transition plan, there have been no changes in internal control over financial reporting during the nine months ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures over financial reporting are appropriately designed as at September 30, 2011.

Disclosure controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Office and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2011 and have concluded that these disclosure controls and procedures are effective.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production, the Company’s ability to mitigate the tax imbalances arising from the silver purchase agreement the convertible note partial repayment not impacting on the Company’s development plans, the repayment of the balance of the convertible note before maturity from cash, cash flow or a planned credit facility, and increased delineation drilling at San Dimas that will lead to better grade control and the attainment of more consistent production targets in the future. Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward-looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions resulting from legal proceedings commenced by the Ejidos (local communal groups); that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risk that any tax initiative will be challenged by the tax authorities; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risks and uncertainties” and in the Company’s Annual Information Form, dated March 29, 2011, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under NI 43-101. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission.

On behalf of the Board

“Joseph F. Conway”
_______________________
Joseph F. Conway
President, CEO and Director